As filed with the Securities and Exchange Commission on April 19, 2002

                                                      Registration No. 333-84358
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                      EDUCATIONAL VIDEO CONFERENCING, INC.
             (Exact name of Registrant as specified in its charter)

            Delaware                                    06-1488212
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

                      35 East Grassy Sprain Road, Suite 200
                             Yonkers, New York 10710
                                 (914) 787-3500
   (Address and telephone number of registrant's principal executive offices)

               Dr. Arol I. Buntzman                               Copies to:
       35 East Grassy Sprain Road, Suite 200               Joseph D. Alperin, Esq.
              Yonkers, New York 10710                  Fischbein Badillo Wagner Harding
                  (914) 787-3500                               909 Third Avenue
(Name and address and telephone number of agent for        New York, New York 10022
                     service)                                   (212) 826-2000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                      EDUCATIONAL VIDEO CONFERENCING, INC.



                         555,845 SHARES OF COMMON STOCK







     The shares are being offered by certain stockholders named in the prospectus. They have the right to determine both the number of shares they will offer and the time or times when they will offer shares. They may sell the shares at the market price at the time of sale or at such other prices as they may negotiate. We will not receive any proceeds from the sale of the shares of this offering.


     Our common stock is quoted on the Nasdaq SmallCap Market and Boston Stock Exchange under the symbol "EVCI" and on the Archipelago Exchange under the symbol "EVI." On April 18, 2002, the closing sale price of our common stock, as reported by Nasdaq, was $[ ] per share.



         These are speculative securities and this investment involves a high degree of risk. See "Forward-Looking Statements and Risk
                          Factors" beginning on page 5.



         The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                                 April 19, 2002

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. Offers of these securities are not being made in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.


                                TABLE OF CONTENTS
                                                                            PAGE

Where you can find more information...........................................2

PROSPECTUS SUMMARY............................................................3

FORWARD-LOOKING STATEMENTS AND RISK FACTORS...................................5

USE OF PROCEEDS FROM EXERCISE OF WARRANTS....................................12

SELLING STOCKHOLDERS.........................................................13

PLAN OF DISTRIBUTION.........................................................14

Indemnification of Directors and Officers....................................16

LEGAL MATTERS................................................................16

EXPERTS......................................................................16

                       Where you can find more information



     We file annual, quarterly and other reports, proxy statements and other information electronically with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically. Our SEC filings are available to the public at the SEC's web site at http://www.sec.gov.

     This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus omits some of the information contained in the registration statement. You should refer to the registration statement for further information with respect to the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each case you should refer to the copy of the document filed for complete information.

     The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold by the selling stockholders.

     1. Our annual report on Form 10-KSB for our fiscal year ended December 31, 2001, filed March 15, 2002.

     2. The description of our common stock contained under the caption "Description of Capital Stock" in our Prospectus filed February 24, 1999 pursuant to Rule 424(b) under the Securities Act.

You may request a copy of these filings, at no cost, by writing or telephoning us:

           35 East Grassy Sprain Road, Suite 200
           Yonkers, New York 10710
           Attention:  Richard Goldenberg, Chief Financial Officer
           (914) 787-3500

                               PROSPECTUS SUMMARY

About Our Company

     We primarily provide on-campus education and training. This segment consists of the operations of Interboro Institute and ICTS. Interboro is a two-year college that offers degree programs leading to the Associate of Occupational Studies degree and has a main campus in Manhattan and an extension center in Flushing, New York. ICTS is an information technology training and certification school with four sites, one in each of Atlanta, Georgia; Baltimore, Maryland; and Alexandria and Hampton, Virginia. We acquired Interboro in January 2000 and ICTS in July 2001. Our schools segment provided 100% of our revenues for the year ended December 31, 2000 and 99% of our revenues for the year ended December 31, 2001.

     EVCI's new video enhanced communications segment, which we created in the first quarter of 2001, offers second generation technology solutions and services that permit high quality multi-point video conferencing with three connectivity options: broadband, dedicated Internet access with service level agreements and existing general Internet access from most Internet service providers. This segment provided approximately 1% of our revenues for 2001.

     In the third quarter of 2001, our board decided that we would stop delivering synchronized courses using ISDN lines because this activity continued to be unprofitable. Accordingly, we have reflected the closing of this segment as a discontinued operation in the accompanying consolidated financial statements. As a result, this segment's revenue, cost of sales and related expenses have been reclassified in the consolidated statement of operations and shown separately as a net amount under the caption "Loss from Discontinued Operations" for all periods presented.

     The events of September 11, 2001 and their aftermath did not significantly impact Interboro. This is principally because student tuition and other costs of attending Interboro are substantially paid out of federal and New York State grants under the Pell and TAP programs and we were able to significantly increase student enrollment and retention. In contrast, ICTS' enrollments were adversely affected. We believe this is primarily because ICTS' students do not receive government grants and, accordingly, must obtain the funds needed to take ICTS courses from their employers or from their own resources.

The Offering

     The purpose of this offering is to register the resale of the shares of common stock owned by the selling stockholders. The selling stockholders are required to deliver a copy of this prospectus in connection with any sale of these shares.

         Common stock offered...............................    555,845 shares
         Common stock outstanding...........................    4,809,465 shares
         Common stock outstanding if all shares
           offered are sold.................................    5,365,310 shares
         Net offering proceeds to us:.......................    None

         Please note the following:

               o The 555,845 shares offered consist of 409,870 shares that have been purchased upon conversion of our Series C 8% Convertible Preferred Stock and 145,975 shares that are purchasable upon exercise of warrants issued in connection with the Series C preferred.

               o We will receive proceeds of up to $221,882 from the exercise of the warrants prior to the sale of the underlying shares by selling stockholders.

                   FORWARD-LOOKING STATEMENTS AND RISK FACTORS

     Statements and financial discussion and analysis by our management contained in this Form S-3 that are not historical facts are forward-looking statements. They reflect management's current views with respect to future events and, accordingly, are subject to certain assumptions, risks and uncertainties, including the risk factors discussed below. If any of the following or other risks actually occur, or should our assumptions prove incorrect, actual results may vary materially from those anticipated by those forward-looking statements. Furthermore, our business, financial condition and results of operations could be materially and adversely affected.

If we cannot generate more revenue and stem our continuing losses, we will not become profitable.

     Our net revenue and net loss for the year ended December 31, 2000 was $7,479,000 and $10,140,000. Our accumulated deficit at December 31, 2000 was $21,475,000. Our net revenue and net loss for the year ended December 31, 2001 was $14,525,000 and $8,837,000 and our accumulated deficit at December 31, 2001 was $31,478,000. Although we achieved our first profit from operations in the fourth quarter of 2001, we may be unable to generate enough revenue to offset our operating costs so that we have net income and positive earnings per share. In large measure, this could be true because ICTS' losses could continue to be greater than Interboro's profits.

Our continued negative cash flow could materially impede our ability to operate.

     Our negative cash flow from operations was $10,143,000 for 2000 and $3,313,000 for 2001. At December 31, 2001, we had $ 2,441,000 in cash and cash equivalents. The rate at which we have used cash to operate and grow our business has limited, and may further limit, our ability to implement our business strategy.

Our success may depend on our ability to obtain substantial additional financing.

     From our inception in March 1997 through December 31, 2001, we have received net proceeds from offerings of our debt and equity securities of approximately $35,130,000.

     From November 2001 to March 2002, we attempted to raise up to $2,000,000 in a private offering to accredited investors of a new series of our preferred stock. As of December 31, 2001, we had raised $130,000. As of March 1, 2002, we had raised $623,000. As a result, we are considering making another private offering because we want to have more cash to grow internally, to compete for and complete acquisitions, assure our compliance with Nasdaq's minimum stockholders' equity requirement of $2.5 million for continued listing, and have reserves for unanticipated developments.

     At December 31, 2001, we had negative working capital of $2,750,000 which includes $4,271,000 of deferred tuition revenue. We believe that cash flow from our operations and the cash we now have will be sufficient to satisfy our minimum cash requirements until at least December 31, 2002. If, however, we are underestimating our cash needs, we will require additional debt or equity financing sooner. After December 31, 2002, we may, require additional funding in order to operate. Our ability to obtain necessary financing and its cost to us are uncertain.

ICTS may continue to be more of a burden than a benefit to us as we continue to try to turn it around.

     Although ICTS' monthly loss has been significantly reduced, it is still losing an average of $75,000 each month. As part of our cost reduction activities, the Baltimore school is focusing exclusively on the corporate, government and agency markets. To reduce expenses further we may be required to close one or more schools.

     If we close a school, we will incur significant costs to teach-out the students currently enrolled in its programs. If we cancel classes, we will be required to refund tuition deposits.

     In addition, closing one school would adversely affect our relationships with our college or university partners and revenue generated by other ICTS schools.

     ICTS may not be able to increase revenues if the current down turn in the information technology market is protracted or as a result of the uncertainty regarding the market's future.

     If ICTS continues to lose money, our board may decide to stop funding its cash deficits and we may be required to write down all or a substantial portion of approximately $4.6 million of goodwill currently attributable to ICTS.

Interboro Institute is subject to extensive federal and New York State regulation because it depends on substantial federal and state funds in order to operate.

     Interboro's participation in the Pell grant program under Title IV of the HEA subjects it to frequent reviews and detailed oversight and requires it to comply with complex laws and regulations. Similarly, Interboro is subject to extensive regulation and oversight by New York State administrators of TAP. Approximately $9.2 million in Pell and TAP financial aid was provided to Interboro students during 2001. Most of Interboro's students rely on this aid to pay their tuition. Any significant change, curtailment or delays in disbursement of Pell or TAP funds would have a material adverse effect on Interboro and, therefore, on us. This could result from our failure to comply with existing regulations or significant changes in Federal or New York State regulations governing eligibility for, or the amount or timing of, aid disbursements among other things. Current funding for Title IV expires on December 31, 2003 and New York State is considering modifying TAP funding.

     The regulations, standards and policies of the regulatory agencies frequently change. Changes or new interpretations could have material consequences for our schools' accreditation, authorization to operate in various states, permissible activities, receipt of funds under Title IV, TAP or other programs and/or costs of doing business.

Interboro Institute's prior problems with regulators could reoccur and adversely affect its operations.

     Prior to our acquiring Interboro, TAP administrators disallowed approximately $4,800,000 of grants previously disbursed to Interboro for academic years 1989/1990 through 1991/1992. After protracted litigation, Interboro was required to repay approximately $5,850,000, including $1,050,000 of interest, to the New York State Higher Education Services Corporation. The entire amount has been fully paid and all but approximately $700,000 was paid prior to our purchase of Interboro. However, funds disbursed to Interboro subsequent to academic year 1992 are still subject to audit by TAP administrators as are future disbursements. Interboro cannot predict if any future disallowances might occur as a result of additional TAP audits. Interboro believes that it is operating in compliance with TAP rules.

Regulatory agencies or third parties may commence investigations or institute litigation against us.

     From time to time, we may be subject to investigations, claims of non-compliance, or lawsuits by governmental agencies or third parties, which may allege statutory violations, regulatory infractions, or common law causes of action. If the results of the investigations are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay money damages or be subject to fines, penalties, injunctions, loss of financial aid eligibility, or other censure that could have a materially adverse effect on our business. Even if we adequately address the issues raised by an agency investigation or successfully defend a third-party lawsuit, we may have to devote significant money and management resources to address these issues. This could also materially hurt our business.

Failure to effectively continue and manage our growth could hurt our business.

     We want to continue to grow rapidly. If we can, this will probably strain our management, operations, employees and resources. We cannot assure our stockholders that we will be able to maintain or accelerate our current growth rate, effectively manage our expanding operations or achieve significant growth on a timely or profitable basis. If we are unable to manage our growth effectively, our business could be materially hurt.

Our business could materially suffer if we cannot effectively identify, acquire and integrate additional schools.

         We expect to continue to seek acquisitions in order to grow. We often engage in evaluations of, and discussions with, possible acquisition candidates. We may be unable to acquire certain schools because we may not be able to raise sufficient funds to finance their acquisition or we may be unable to use our stock to fund the purchase. In addition, we may choose not to purchase a school after we conduct our due diligence. In 2001, after a significant expenditure of time, effort and money, we decided not to acquire IBS International Business Schools Inc., which had been one of Canada's largest operators and franchisors of post-secondary business career schools. From this and other experiences, we know that it takes time and resources to identify and acquire suitable acquisition candidates.

     We have been focusing primarily on distress situations that we believe are well priced and that we can turnaround as we did successfully with Interboro. Our success with Interboro may not be repeated. Potential hurdles for us include:

     o an inability to fund operations of the acquired company while we seek to turn it around

     o    possible loss of key employees

     o    diversion of our management resources

     o    adverse effects on our operating results

     o    unanticipated business or regulatory uncertainties or liabilities

     o breaches of representations or warranties by the seller of the acquired company for which we do not have adequate recourse

     o    underestimation of the turn around costs for an acquisition

     o    failure to develop or implement a viable turn around strategy

     o an inability to continue a school's participation in financial aid programs as a result of regulatory change in control provisions

Our failure to effectively open new schools or add new services could adversely affect our business.

     Opening additional school sites requires us to use our cash for new personnel, capital expenditures, marketing expenses and other startup costs. To open a new site, we are also required to obtain appropriate federal, state and accrediting agency approvals. Our failure to effectively locate, open and manage the operations, or to obtain authorization to participate in the federal and state financial aid programs, of newly established sites could have a material adverse effect on those and our other sites.

Payment for acquisitions with our stock could substantially dilute our current stockholders.

     For the foreseeable future, we expect we will be required to use our stock as currency to pay for school acquisitions. While the low price of our stock may be attractive to sellers of schools, our current stockholders may be substantially diluted as a result of the number of shares we are required to issue to those sellers.

If our common stock is delisted from the Nasdaq, the liquidity of our common stock and our ability to raise additional capital and make acquisitions could adversely affected.

     In 2001, our common stock was nearly delisted from the Nasdaq SmallCap Market because we were not in compliance with the continued listing requirements of a minimum of $2.5 million of stockholders' equity and a minimum bid price of $1.00. After protracted and expensive negotiations with our Series B preferred stockholders, we were able to reclassify our Series B preferred stock as permanent equity. This resulted in an increase in stockholders' equity by more than $12.4 million. Our stock price rebounded and has been more than $1.00 since August 27, 2001. As a result of continuing losses, including a $4 million charge for discontinued operations, at December 31, 2001 our stockholders' equity was $3,641,000.

     Our net worth could fall below $2.5 million if we are required to substantially write down the approximately $4.6 million of goodwill attributable to our acquisition of ICTS.

     If our common stock is delisted in the future because we are not then in compliance with the Nasdaq minimum stockholders' equity and minimum bid price requirements, trading would thereafter be conducted in the over-the-counter market on the "electronic bulletin board" or in the "pink sheets". As a consequence:

     o the liquidity of our common stock would be impaired, not only in the number of securities which could be bought and sold but also through delays in a the timing of transactions, reduction in security analysts' and the news media's coverage of us and lower prices for our common stock.

     o these trading factors would also make our common stock less attractive to potential sources of financing and as a currency to pay for acquisitions by us.

Our enhanced video communications segment has not and may never generate profits.

     Some of the more significant reasons why this segment might not ever become profitable are:

     o our ability to operate and grow this segment has been impeded by the limited cash resources we have allocated to it.

     o this segment depends on third parties that may not be able to provide the required services or products in a timely manner. These include hardware, software, network and content providers.

     o because we do not have the capital necessary to broadly deploy our video transmission technology solutions, they may become obsolete before gaining market acceptance or providing a competitive advantage.

     o demand for our technology solutions and services may not become significant if training and education via live interactive video conferencing does not become widely accepted.

     o our marketing strategies to use large distributors and an agent program may not provide us with any significant market penetration.

     o the loss of the segment's key personnel could impact or the segment's ability to operate and grow.

In a continued economic downturn, it could become more difficult for us to operate and grow.

     We believe that our campus schools segment should do well in a continuing recession because schools such as ours have historically been able to do this. However, other than the current one, we have had no experience operating our business during a recession. At ICTS and our enhanced video communications division, we have already had to make significant cutbacks in personnel and reallocate our resources in order for us to continue their operations. As the recession continues, we may be required to make additional cutbacks and/or reallocate additional resources.

We depend on our chairman, president and other key management personnel to operate and grow.

     We believe the efforts of our executive officers and other management personnel, especially Dr. Arol I. Buntzman, our chairman and chief executive officer, and Dr. John J. McGrath, our president, are essential to our operations and growth. The loss of the services of Drs. Buntzman or McGrath would materially adversely affect us. We maintain insurance on the life of Dr. Buntzman in the amount of $2 million. We have employment agreements, expiring December 31, 2002, with each of Dr. Buntzman and Dr. McGrath.

Our chairman and other principal stockholders can act together to control our business and policies without the approval of other stockholders.

     Our officers and directors as a group, together with Tayside Trading, Ltd., DEWI Investments Limited and B&H Investments Ltd., can vote more than 40% of our currently outstanding common stock. This is probably sufficient to control the outcome of any stockholder vote except where the vote of our Series B preferred stock is required on matters that include:

     o    any increase or decrease in our authorized capital stock;

     o the sale of all or substantially all of our assets or the assets of any of our subsidiaries; or

     o    any merger involving us or any of our subsidiaries.

     In addition, as a result of voting agreements our chairman has with our president and chief financial officer and his spouse, our chairman has the power to direct the vote of more than 20% of our common stock. This may be sufficient for Dr. Buntzman to alone control the outcome of any stockholder vote not requiring the vote of holders of our Series B preferred stock.

Our share price has ranged greatly since we went public and may be very volatile in the future.

     Since our public offering in February 1999, the market price of our common stock has ranged between $0.26 and $40.94.

     In the future, our share price could be affected by a number of factors, including:

     o    actual or anticipated fluctuations in our operating results;

     o changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

     o increased competition from major corporations or well-known colleges, universities and professional training organizations;

     o    announcements of technological innovations;

     o the operating and stock price performance of other comparable companies;

     o    general stock market or economic conditions;

     o sales of our stock by our management or others pursuant to a prospectus or otherwise;

     o    acquisition of post-secondary institutions; and

     o    additional financings.

     In addition, the stock market in general has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock regardless of our actual operating performance.

Provisions of law and two agreements may prevent takeovers and depress the price of our shares.

     Certain provisions of Delaware law, an agreement with our chief executive officer and an agreement with holders of our Series B preferred stock could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. The provisions of these agreements include:

     o our chairman is entitled to certain payments if his employment is terminated following a change of control of us.

     o Series B preferred stockholders can require redemption of their shares if our board authorizes a transaction resulting in change of control of us.

     o Series B preferred stockholders must consent to transactions that, in addition to those referred to above, include:

          o    paying dividends on our common stock

          o    incurring indebtedness in excess of $15,000,000

          o incurring indebtedness of more than $2,000,000 that is senior to our $910,000 note payable to the Series B holders

     Such provisions could limit the price that investors might be willing to pay in the future for our common stock because they believe our management and holders of our Series B preferred can defeat a takeover of us that could be beneficial to non-management stockholders.

Our classified board limits stockholder voting for election and removal of directors.

     Our board of directors is divided into three classes. The directors in each class are elected for three-year terms when their class stands for election at a stockholder meeting. This staggering of director terms protects directors from being removed from office by anyone engaged in a proxy contest for control of the board and dilutes the ability of stockholders to influence corporate governance policies. Furthermore, a director may only be removed, with or without cause, by the holders of 66 2/3% of the shares entitled to vote at an election of directors.

Indemnification and limitation of liability of our officers and directors may insulate them from accountability to stockholders at substantial cost to us.

     Our certificate of incorporation and by-laws include provisions whereby our officers and directors are to be indemnified against liabilities to the fullest extent permissible under Delaware law. Our certificate of incorporation also limits a director's liability for monetary damages for breach of fiduciary duty, including gross negligence. In addition, we have agreed to advance the legal expenses of our officers and directors who are required to defend against claims. These provisions and agreements may have the effect of reducing the likelihood of suits against directors and officers even though such suits, if successful, might benefit our stockholders and us. Furthermore, we may be adversely affected by paying the cost of settlement and damage awards against directors and officers.

                    USE OF PROCEEDS FROM EXERCISE OF WARRANTS

     We will not realize any proceeds from the sale of the shares pursuant to this prospectus. At most, we will receive a total of $221,882 if all warrants to purchase 145,975 shares offered by this prospectus are exercised by selling stockholders who do not utilize cashless exercise provisions of their warrants. These proceeds will be available to us for working capital and general corporate purposes.

                              SELLING STOCKHOLDERS

     The following table sets forth the name, and total number of shares of common stock owned and offered by, each selling stockholder. We know of no material relationship between any selling stockholder and us during the past three years. After the offering is complete, none of the selling stockholders will own more than one percent of our outstanding common stock.


                                    Number of Shares Beneficially                Number of Shares
Selling Stockholder                   Owned as of March 1, 2002                      Offered(1)
-------------------                   -------------------------                      -------

Louis Berrick                                  10,938                                 10,938
Alan R. Cohen                                  22,275                                 21,875
Thomas Contino                                 10,938                                 10,938
Thomas Counts                                  10,938                                 10,938
Yehuda Dachs                                   10,938                                 10,938
Dr. Jeffrey Davis                              21,875                                 21,875
Harold Gruenwald                               21,875                                 21,875
Guarantee & Trust Co. Ttee FBO Philip R.       43,750                                 43,750
Clark IRO R/O
Dr. Stuart Jacobson                            43,750                                 43,750
Jerdan Equities, LP                            43,750                                 43,750
Robert B. Kinney                               43,750                                 43,750
James K. Lehman                                10,938                                 10,938
Edward F. Mirable                              10,938                                 10,938
Rick Nissen                                    43,750                                 43,750
Judith Ellen Olinger Primary Trust             65,625                                 65,625
Norbert E. Olinger                             65,625                                 65,625
Byron Rosenstein                               21,875                                 21,875
Helen Jones Marital Trust                      21,875                                 21,875
    - Michael P. Rucker, Trustee
Hendrik P. Van Tongeren                        10,938                                 10,938
Mario D. Vaughan                                9,188                                  9,188
Trautman Wasserman & Co., Inc.                 10,716                                 10,716
                                               ------                                 ------
                                              556,245                                555,845
                                              =======                                =======

----------------------

     (1) Consists of 409,870 shares purchasable from us upon conversion of our Series C preferred and 145,975 shares purchasable upon exercise of warrants, expiring between November 2006 and March 2007, that we issued in connection with the Series C preferred. After March 1, 2002, all of our Series C preferred was converted. The number of shares that can be purchased upon exercise of warrants will equal 33%, 30% or 25% of the number of shares into which the Series C preferred shares are convertible, after giving effect to adjustments resulting from our achieving operating profit targets. Examples of how to calculate the number of shares can be found in our Form 10-KSB for the year ended December 31, 2001 under Item 5 "Market for Common Equity and Related Stockholder Matters." For the purposes of the table, we have assumed that 33% applies.

                              PLAN OF DISTRIBUTION

     We will receive no part of the proceeds of any sales made by the selling stockholders. We will pay all expenses of registration incurred in connection with this offering and the offering and sale of the shares, other than commissions, discounts and fees of brokers, dealers or agents.

     The selling stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under that Act. Since the selling stockholder may be deemed "underwriters" within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     The selling stockholders may from time to time sell all or a portion of their shares in the over-the-counter market or on any national securities exchange on which our common stock may be listed or traded, in transactions directly with market makers, at prices then prevailing or related to the then current market price or at negotiated prices. The shares will not be sold in an underwritten public offering. The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include:

          o a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

          o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

          o    privately negotiated transactions;

          o    put or call option transactions;

          o    short sales;

          o    any combination of such methods of sale described above; or

          o    any other lawful transaction.

     In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the selling stockholder.

     Upon notification of us by a selling stockholder that any material arrangement has been entered into with a broker or dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

          o the name of each such selling stockholder and of each participating broker or dealer;

          o    the number of shares of our common stock involved;

          o    the price at which such shares were sold;

          o the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable;

          o that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

          o    other facts material to the transaction.

     Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above.

     The selling stockholders will be subject to applicable SEC rules and regulations, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by them.

     The selling stockholders may enter into hedging transactions with broker-dealers. Broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell their shares short and redeliver the shares to close out the short positions.

     The shares covered by this prospectus that have been paid for and held for at least one year may also be sold pursuant to Rule 144.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation and by-laws provide that we will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of our company or serves or served at our request as a director, officer or employee of another corporation or entity.

     We have has entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our certificate of incorporation and by-laws. These agreements, among other things, indemnify our directors and officers for certain expenses (including advancing expenses for attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person's services as a director or officer of our company, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. In addition, we have insurance providing indemnification for our directors and officers for certain liabilities. We believe that these indemnification provisions and agreements and related insurance are necessary to attract and retain qualified directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                  LEGAL MATTERS

     Our counsel, FischbeinoBadillooWagneroHarding, New York, New York, will issue an opinion on the legality of the shares of common stock offered by this prospectus.

                                     EXPERTS

     Our financial statements for the years ended December 31, 2001 and 2000 that are incorporated by reference in this prospectus have been so incorporated in reliance upon the report of Goldstein Golub Kessler LLP, independent auditors, given upon the authority of such firm as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.     Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses (other than underwriting discounts and commissions) payable by the Registrant in connection with the issuance and distribution of the securities being registered. Except for the SEC filing fee, all expenses have been estimated and are subject to future contingencies.

             SEC registration fee ...........................    $    85
             PCX, BSE and Nasdaq listing fees ...............     11,948
             Legal fees and expenses ........................      5,000
             Miscellaneous ..................................        967
                                                                 -------

                      Total .................................    $18,000
                                                                 =======

Item 15.     Indemnification of Directors and Officers

     The Amended and Restated Certificate of Incorporation and By-Laws of the Registrant provide that the Registrant shall indemnify any person to the full extent permitted by the Delaware General Corporation Law (the "GCL"). Section 145 of the GCL, relating to indemnification, is hereby incorporated herein by reference.

     In accordance with Section 102(a)(7) of the GCL, the Restated Certificate of Incorporation of the Registrant eliminates the personal liability of directors to the Registrant or its stockholders for monetary damage for breach of fiduciary duty as a director with certain limited exceptions set forth in
Section 102(a)(7) of the GCL.

     The Registrant also has indemnification agreements with each of its officers and directors, the form of which is filed as Exhibit 10.21to the Registrant's Registration Statement on Form SB-2, filed October 23, 1998, Registration No. 333-66085, to which reference is hereby made.

Item 16.     Exhibits

Exhibit No.*         Description of Exhibit
------------         ----------------------

 3.6[6]     --       Certificate of Designations of Series B 7% Convertible
                     Preferred Stock of the Registrant.

 3.6(a)[6]  --       Certificate of Correction of Certificate of Designations of
                     the Series B 7% Convertible Preferred of the Registrant.

 3.6(b)[9]  --       Certificate of Amendment of Certificate of Incorporation of
                     the Registrant.

 3.7[10]    --       Certificate of Designations of Series C 8% Convertible
                     Preferred Stock of the Registrant.

 4.1[1]     --       Form of Common Stock Purchase Warrant issued to investors
                     in private placements and for services provided in connection with such private placements.

 4.2[1]     --       Tayside Common Stock Purchase Warrant.

 4.3[2]     --       Adelphi Common Stock Purchase Warrant.

 4.4[2]     --       Form of Representative's Warrant Agreement (including Form of Representative's Warrant).

 4.5[2]     --       Form of Common Stock Certificate.

 4.6[2]     --       Amended and Restated 1998 Incentive Stock Option Plan of
                     the Registrant.

 4.7[3]     --       Warrant Agreement, dated January 14, 2000, between the
                     Registrant and Bruce R. Kalisch.

 4.8[5]     --       Warrant Agreement, dated April 18, 2000, between the
                     Registrant and Peter J. Solomon Company Limited.

 4.9[4]     --       Common Stock Purchase Warrant, dated February 3, 2000,
                     issued to The Shaar Fund Ltd.

 4.10[4]    --       Form of Finders' Warrant (relating to the issuance of
                     warrants to purchase 3,870 shares of the Registrant's common stock).

 4.11[6]    --       Form of Common Stock Purchase Warrant issued to purchasers of the Registrant's Series B 7% Convertible Preferred
                     Stock.

 4.12[7]    --       Form of Warrant issued to each seller of shares of
                     ICTS, Inc.

 4.13[8]    --       2001 Non-Qualified Stock Option Plan.

 4.14[10]   --       Form of Common Stock Purchase Warrant issued to purchasers of the Registrant's Series C 8% Convertible Preferred
                     Stock.

 5.1        --       Opinion of Fischbein Badillo Wagner Harding.

23.1        --       Consent of Goldstein Golub Kessler LLP.

23.2        --       Consent of Fischbein Badillo Wagner Harding (included in
                     Exhibit 5.1).

24.1        --       Power of Attorney (set forth on page II-5 of initial filing of this S-3).

------------------------------

* Numbers inside brackets indicate documents from which exhibits have been incorporated by reference.

[1] Incorporated by reference to the Registrant's Registration Statement on Form SB-2, filed October 23, 1998, Registration No. 333-66085.

[2] Incorporated by reference to Amendment No. 4, dated February 10, 1999, to the Registrant's Form SB-2, Registration No. 333-66085.

[3]  Incorporated by reference to the Registrant's Form 8-K dated January 14,
     2000.

[4]  Incorporated by reference to the Registrant's Form 8-K dated February 3,
     2000.

[5] Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended June 30, 2000.

[6]  Incorporated by reference to the Registrant's Form 8-K dated October 6,
     2000.

[7]  Incorporated by reference to the Registrant's Form 8-K dated July 1, 2001.

[8] Incorporated by reference to the Registrant's Registration Statement on Form S-8, filed October 23, 2001, Registration No. 333-72080.

[9] Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended September 30, 2001

[10] Incorporated by reference to the Registrant's Form 10-KSB for the year ended December 31, 2001.


                                      11-3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yonkers, State of New York, on the 19th day of April, 2002.

                       EDUCATIONAL VIDEO CONFERENCING, INC.

                       By: /s/ Dr. Arol I. Buntzman
                           -----------------------------------------------------
                            Dr. Arol I. Buntzman, Chairman of the Board
                            and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:


                                      II-4

Signature                                           Title                        Date

/s/ Dr. Arol I. Buntzman        Chairman of the Board and Chief Executive   April 19, 2002
----------------------------
Dr. Arol I. Buntzman            Officer

                                                                            April 19, 2002
*                               President and Director
----------------------------
Dr. John J. McGrath

*                               Chief Financial Officer, Secretary and      April 19, 2002
----------------------------
Richard Goldenberg              Director (Principal Financial
                                and Accounting Officer)

*                               Director                                    April 19, 2002
----------------------------
Royce N. Flippin, Jr.

*                               Director                                    April 19, 2002
----------------------------
Philip M. Getter

*                               Director                                    April 19, 2002
----------------------------
Elie Housman

*/s/ Dr. Arol I. Buntzman                                                   April 19, 2002
----------------------------
Attorney-in-Fact

                                  EXHIBIT INDEX



Exhibit No.*         Description of Exhibit
------------         ----------------------

 3.6[6]     --       Certificate of Designations of Series B 7% Convertible
                     Preferred Stock of the Registrant.

 3.6(a)[6]  --       Certificate of Correction of Certificate of Designations of
                     the Series B 7% Convertible Preferred of the Registrant.

 3.6(b)[9]  --       Certificate of Amendment of Certificate of Incorporation of
                     the Registrant.

 3.7[10]    --       Certificate of Designations of Series C 8% Convertible
                     Preferred Stock of the Registrant.

 4.1[1]     --       Form of Common Stock Purchase Warrant issued to investors
                     in private placements and for services provided in connection with such private placements.

 4.2[1]     --       Tayside Common Stock Purchase Warrant.

 4.3[2]     --       Adelphi Common Stock Purchase Warrant.

 4.4[2]     --       Form of Representative's Warrant Agreement (including Form of Representative's Warrant).

 4.5[2]     --       Form of Common Stock Certificate.

 4.6[2]     --       Amended and Restated 1998 Incentive Stock Option Plan of
                     the Registrant.

 4.7[3]     --       Warrant Agreement, dated January 14, 2000, between the
                     Registrant and Bruce R. Kalisch.

 4.8[5]     --       Warrant Agreement, dated April 18, 2000, between the
                     Registrant and Peter J. Solomon Company Limited.

 4.9[4]     --       Common Stock Purchase Warrant, dated February 3, 2000,
                     issued to The Shaar Fund Ltd.

 4.10[4]    --       Form of Finders' Warrant (relating to the issuance of
                     warrants to purchase 3,870 shares of the Registrant's common stock).

 4.11[6]    --       Form of Common Stock Purchase Warrant issued to purchasers of the Registrant's Series B 7% Convertible Preferred
                     Stock.

 4.12[7]    --       Form of Warrant issued to each seller of shares of
                     ICTS, Inc.

 4.13[8]    --       2001 Non-Qualified Stock Option Plan.


 4.14[10]   --       Form of Common Stock Purchase Warrant issued to purchasers of the Registrant's Series C 8% Convertible Preferred
                     Stock.

 5.1        --       Opinion of Fischbein Badillo Wagner Harding.

23.1**      --       Consent of Goldstein Golub Kessler LLP.

23.2        --       Consent of Fischbein Badillo Wagner Harding (included in
                     Exhibit 5.1).

24.1        --       Power of Attorney (set forth on page II-5 of initial filing of this S-3).

------------------------------

* Numbers inside brackets indicate documents from which exhibits have been incorporated by reference.

**   Filed herewith.

[1] Incorporated by reference to the Registrant's Registration Statement on Form SB-2, filed October 23, 1998, Registration No. 333-66085.

[2] Incorporated by reference to Amendment No. 4, dated February 10, 1999, to the Registrant's Form SB-2, Registration No. 333-66085.

[3]  Incorporated by reference to the Registrant's Form 8-K dated January 14,
     2000.

[4]  Incorporated by reference to the Registrant's Form 8-K dated February 3,
     2000.

[5] Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended June 30, 2000.

[6]  Incorporated by reference to the Registrant's Form 8-K dated October 6,
     2000.

[7]  Incorporated by reference to the Registrant's Form 8-K dated July 1, 2001.

[8] Incorporated by reference to the Registrant's Registration Statement on Form S-8, filed October 23, 2001, Registration No. 333-72080.

[9] Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended September 30, 2001

[10] Incorporated by reference to the Registrant's Form 10-KSB for the year ended December 31, 2001.


                                      E-2